SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Park Electrochemical Corp.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

700416209

 (CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700416209

1	NAME OF REPORTING PERSON: Peter Shore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF	5	SOLE VOTING POWER: 306,444(1)
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER: 897,214(1)
EACH REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER: 306,444(1)
	8	SHARED DISPOSITIVE POWER: 897,214(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,203,658(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.9%(1) (See Item 4 herein)
12	TYPE OF REPORTING PERSON: IN

(1)	Please see Items 4 and 6.

END OF COVER PAGE

Item 1. (a)	Name of Issuer.

Park Electrochemical Corp.

(b)	Address of issuer’s principal executive offices.

48 South Service Road, Melville, New York 11747

Item 2. (a)	Name of person filing (the “Reporting Person”).

Peter Shore

(b)	Address or principal business office or, if none, residence.

The address for the Reporting Person is 31 Harbor Park Drive, Centerport, New York 11721

(c)	Citizenship.

United States

(d)	Title of class of securities.

Common Stock

(e)	CUSIP No.

700416209

Item 3.

If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a)     [_]     Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)     [_]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [_]     Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)     [_]     Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)     [_]     An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)     [_]     An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)     [_]     A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)     [_]     A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)     [_]     A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)     [_]     A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)     [_]     Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

As a result of repurchases by the Issuer of shares of its Common Stock, the Reporting Person became the beneficial owner of over 5% of the Issuer’s outstanding Common Stock during the calendar year ended December 31, 2015.

The Reporting Person’s beneficial ownership of shares of Common Stock of the Issuer as of December 31, 2018 is set forth below:

			(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned	(b) Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Peter Shore	1,203,658	5.9%	306,444	897,214	306,444	897,214

The percentage beneficially owned is based on 20,279,408 shares of the Issuer’s Common Stock outstanding as of January 3, 2019 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 25, 2018.

See Item 6 for information regarding the shares of Common Stock over which the Reporting Person shares voting and dispositive power and regarding the Reporting Person’s acquisition of beneficial ownership of the Issuer’s Common Stock during the year ended December 31, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

On June 26, 2014, the Reporting Person became a co-executor, with his siblings, Brian Shore and Robin Shore, of the estate of the late Jerry Shore, his deceased father, which holds 728,599 shares of Common Stock. As co-executor, the Reporting Person holds shared voting and dispositive power with respect to such shares with his siblings.

On March 5, 2018, the Reporting Person became co-executor, with his siblings, Brian Shore and Robin Shore, of the estate of the late Cecile Shore, his deceased mother, which holds 168,615 shares of Common Stock. As co-executor, the Reporting Person holds shared voting and dispositive power with respect to such shares with his siblings.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2019

Signature: /s/ Stephen E. Gilhuley
Name: Stephen E. Gilhuley, Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Power of Attorney of Peter Shore dated as of April 3, 2018

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